                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                            NETWORK PERIPHERALS INC.
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   64121R 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 6, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /x /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 2 of 9 pages
-----------------------------                    -------------------------------

================================================================================
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     SENECA VENTURES
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                      70,300
 OWNED BY EACH
   REPORTING
PERSON WITH     ----------------------------------------------------------------
                     8       SHARED VOTING POWER

                                   0
               -----------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                                   70,300
               -----------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        70,300
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.5%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 3 of 9 pages
-----------------------------                    -------------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WOODLAND VENTURE FUND
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF        7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                    165,000
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                  8       SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                                165,000
              ------------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        165,000
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.3%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 4 of 9 pages
-----------------------------                    -------------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WOODLAND PARTNERS
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                    132,500
OWNED BY EACH
   REPORTING
PERSON WITH    -----------------------------------------------------------------
                  8       SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                                132,500
               -----------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      132,500
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.0%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 5 of 9 pages
-----------------------------                    -------------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      BARRY RUBENSTEIN
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        PF, OO
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF        7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                    264,500
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                  8       SHARED VOTING POWER

                                368,300
               -----------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                                264,500
               -----------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                                368,300
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        632,800
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.9%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 6 of 9 pages
-----------------------------                    -------------------------------

            The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically  amended by this
Amendment No. 1, the Schedule 13D remains in full force and effect.  Capitalized terms used in this  Amendment No.1 but not defined herein shall have the meaning set forth in the Schedule 13D.

            Item 4 is hereby amended to add the following:

            Item 4.    Purpose of Transaction.
                       ----------------------

            The  shares  of  Common  Stock  sold by the  Reporting  Persons,  as disclosed  in this  Amendment  No. 1 in response to Item 5(c),  were  previously acquired by such  Reporting  Persons for  investment  purposes.  Such  Reporting
Persons are also  stockholders of FalconStor  who,  pursuant to the terms of the
Merger  Agreement,  shall  receive  shares of Common  Stock of the  Issuer  upon consummation of the merger  contemplated  therein,  if it occurs.  The Reporting
Persons have decided to reduce their positions in freely-tradable, publicly-held securities of certain of their portfolio companies,  including the Issuer, based predominately  on the size of each  Reporting  Person's  position in a portfolio company relative to such Reporting  Person's entire investment  portfolio.  Each
Reporting  Person has determined  that,  absent such sales,  its position in the
Issuer upon completion of the merger  contemplated by the Merger  Agreement will constitute a  disproportionate  percentage  of such  Reporting  Person's  entire investment  portfolio.  Consequently,  such Reporting Persons have reduced their ownership in the Issuer.

            Items  5(a) and 5(b) are hereby  amended to read in their  entity as follows:

            Item 5.    Interest in Securities of the Issuer.
                       ------------------------------------

            (a)  The  following  table  sets  forth  the  aggregate  number  and percentage (based on 13,015,508 shares of Common Stock outstanding as of May 10,
2001, as reported by the Issuer in its Form 10-Q for the quarterly  period ended
March 31,  2001) of Common Stock  beneficially  owned by each  Reporting  Person named in Item 2 of Schedule 13D. The table does not reflect any shares of Common
Stock  that  any of  the  Reporting  Persons  may  acquire  as a  result  of the consummation of the Merger  Agreement since the number of shares of Common Stock has not been fixed and approval by the  stockholders  of the Issuer has not been obtained.

                                        Shares of Common       Percentage of Shares of
                                               Stock                 Common Stock
Name                                    Beneficially Owned         Beneficially Owned
----                                    ------------------         ------------------

Seneca Ventures                               70,300                      0.5%
Woodland Venture Fund                        165,500                      1.3%
Woodland Partners                            132,500                      1.0%
Barry Rubenstein (1)                         632,800                      4.9%
Marilyn Rubenstein (2)                       632,800                      4.9%
Woodland Services Corp. (3)                  235,800                      1.8%

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 7 of 9 pages
-----------------------------                    -------------------------------

----------

(1)         Includes (a) 70,300 shares of Common Stock held by Seneca  Ventures,
            (b) 165,500 shares of Common Stock held by Woodland  Venture and (c)
            132,500  shares of  Common  Stock  held by  Woodland  Partners.  Mr.
            Rubenstein  disclaims beneficial ownership of these shares of Common
            Stock  except  to the  extent  of  his  respective  equity  interest therein.

(2)         Consists  of (a)  70,300  shares  of  Common  Stock  held by  Seneca
            Ventures,  (b)  165,500  shares of  Common  Stock  held by  Woodland
            Venture (c) 132,500 shares of Common Stock held by Woodland Partners and (d)  264,500  shares of Common  Stock held by Barry  Rubenstein.
            Mrs. Rubenstein  disclaims  beneficial  ownership of these shares of
            Common Stock except to the extent of her respective  equity interest therein.

(3)         Consists  of (a)  70,300  shares  of  Common  Stock  held by  Seneca
            Ventures  and (b)  165,500  shares of Common  Stock held by Woodland
            Venture.  Woodland Services Corp.  disclaims beneficial ownership of these shares of Common Stock except to the extent of its  respective equity interest therein.

            (b) Barry  Rubenstein  has sole power to vote and dispose of 264,500 shares of  Common  Stock,  representing  approximately  2.0% of the  outstanding shares of Common Stock. By virtue of being a general partner of Seneca Ventures,
Woodland  Partners,  Woodland  Venture,  Barry  Rubenstein may be deemed to have shared power to vote and dispose of 368,300 shares of Common Stock, representing approximately 2.8% of the outstanding shares of Common Stock.

            Seneca  Ventures has sole power to vote and dispose of 70,300 shares of Common Stock,  representing  approximately  0.5% of the outstanding shares of
Common Stock.

            Woodland  Venture  has sole  power to vote and  dispose  of  165,500 shares of  Common  Stock,  representing  approximately  1.3% of the  outstanding shares of Common Stock.

            Woodland  Partners  has sole  power to vote and  dispose  of 132,500 shares of Common Stock,  representing  1.0% of the outstanding  shares of Common
Stock.

            By  virtue of being a  general  partner  of  Woodland  Partners,  an officer of Woodland  Services  Corp.,  which is a general  partner of Seneca and
Woodland  Venture,  and spouse of Barry  Rubenstein,  Marilyn  Rubenstein may be deemed to have  shared  power to vote and  dispose of  632,800  shares of Common
Stock,  representing  approximately  4.9% of the  outstanding  shares  of Common
Stock.

            By virtue of being a general partner of Seneca and Woodland Venture,
Woodland  Services  Corp. may be deemed to have shared power to vote and dispose of  235,800  shares  of Common  Stock,  representing  approximately  1.8% of the outstanding shares of Common Stock.

            Item 5(c) is hereby supplemented as follows:

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 8 of 9 pages
-----------------------------                    -------------------------------

            (c)  The  following   table  sets  forth  a   description   for  all
transactions  in shares of Common Stock of the Issuer by the  Reporting  Persons
identified in Item 2 of this Schedule 13D effected  since the initial  filing of the Schedule 13D.

                                             Number of         Per Share
Reporting Person           Sale Date        Shares Sold        Sale Price
----------------           ---------        -----------        ----------

Seneca Ventures             6/6/01            50,000             12.95
                            6/6/01            50,000             13.00

Woodland Partners           6/6/01            50,000             12.95
                            6/6/01            50,000             13.00

Woodland Venture            6/6/01            75,000             12.95
                            6/6/01            50,000             13.00

            Seneca  Ventures,  Woodland  Partners and Woodland  Venture sold the shares of Common Stock in open market transactions.

            Item 5 (e) is hereby amended to read in its entirety as follows:

            (e) The  Reporting  Persons  ceased to be  holders of more than five percent of the outstanding shares of Common Stock on June 6, 2001.

-----------------------------                    -------------------------------
CUSIP No. 64121R 10 0                  13D               Page 9 of 9 pages
-----------------------------                    -------------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2001
                                   WOODLAND PARTNERS

                                   By: /s/ Barry Rubenstein
                                       ------------------------------------
                                       Barry Rubenstein, a General Partner

                                   SENECA VENTURES

                                   By: /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                   WOODLAND VENTURE FUND

                                   By: /s/ Barry Rubenstein
                                       ----------------------------------
                                       Barry Rubenstein, a General Partner

                                   /s/ Barry Rubenstein
                                   --------------------------------------
                                   Barry Rubenstein